UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ohio Legacy Corp

 (Name of Issuer)

Common Stock, without par value

 (Title of Class of Securities)

677399 10 7

 (CUSIP Number)

Otto Jack
 200 Stanton Boulevard
Suite 240
Stuebenville, Ohio  43952
(740)264-1800

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	677399 10 7

1	NAMES OF REPORTING PERSONS: Excel Bancorp, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION: United States, State of Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 15,000,000
	8	SHARED VOTING POWER: N/A
	9	SOLE DISPOSITIVE POWER: 15,000,000
	10	SHARED DISPOSITIVE POWER: N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

Item 1. Security and Issuer

The class of the equity securities to which this statement (this “Schedule 13D”) relates is the Common Stock, without par value (“Common Stock”), of Ohio Legacy Corp, an Ohio corporation (the “Company”).  The principal executive offices of the Company are located at 600 South Main Street, North Canton, Ohio 44720.

Item 2. Identity and Background

(a)
Excel Bancorp, LLC (“Excel”) is an Ohio limited liability company and registered bank holding company whose principal business at present is holding the Common Stock discussed in this Schedule 13D.  Excel is governed by a Board of Managers (each a “Manager” and, collectively, the “Managers”).  The Managers are Bruce A. Cassidy, Sr., Louis Altman, Otto A. Jack, Jr., Frank Wenthur and David Shew.

(b)	Excel’s principal place of business is located at 200 Stanton Boulevard, Suite 240, Steubenville, Ohio 43952. Each of the Managers may be reached at Excel’s address set forth in the previous sentence.

(c)	Not applicable for Excel. The principal occupations, employers and business addresses of each of the Managers is set forth below:

Bruce A. Cassidy, Sr. and Frank Wenthur are retired.

Louis Altman is a commercial real estate developer with A. Altman Company, 2555 34th Street, N.E., Canton, Ohio  44705.

David Shew is President of Fibercorr, Inc., 670 17th Street, NW, Massillon, Ohio  44646.

Otto Jack, Jr. is an attorney and his office is located at 200 Stanton Blvd., Suite 240, Steubenville, Ohio  43952.

(d)	Neither Excel nor any of the Managers has, during the last five years, been convicted in a criminal proceeding.

(e)
During the last five years, neither Excel nor any of the Managers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Managers is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock owned by Excel were acquired with working capital and were purchased with cash directly from the Company in a privately negotiated transaction.  No funds were borrowed to purchase the shares of Common Stock.  None of the Managers individually beneficially owns any shares of the Company, other than shares he may be deemed to beneficially own through his ownership interest in Excel and/or his service as a Manager of Excel.

Item 4. Purpose of Transaction

The purpose of the transaction was to effect a change in control of the Company.  The issuance of the Common Stock to Excel was approved by the shareholders of the Company prior to Excel’s purchase of the Common Stock.  Due to its majority interest, Excel may and intends to exercise control or influence over the Company’s policies and management.  Because the resignation of a majority of the directors was a condition to Excel’s investment in the Company, Excel has replaced a majority of the board of directors of the Company and Excel will control the election of the Company’s directors going forward due to its majority ownership position.  Excel also has replaced all members of the Company’s senior management and the capitalization of the Company has changed to the extent of Excel’s acquisition of a large number of shares of Common Stock.  The ownership by Excel of a majority of the Company’s outstanding shares of Common Stock would likely impede the acquisition of control of the Company by another person.  Excel may at a later time change the Company’s dividend policy.

Although Excel has not formulated any current plans or proposals other than as described in this Item 4, it may from time to time acquire, or dispose of, shares of Common Stock if and when it deems it appropriate.  Excel may formulate other plans or proposals relating to securities of the Company to the extent deemed advisable in light of general market and economic conditions, investment policies and various other factors.  Except as indicated in this Item 4, Excel has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any other material change in the Company’s business or corporate structure; (e) changes in the articles of incorporation, as amended, or the Company’s Code of Regulations; (f) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (h) any action similar to the foregoing.

The purposes of the Managers are the same as those of Excel, and none of them has any purpose other than as set forth above.

Item 5. Interest in Securities of the Issuer

(a)	As of February 19, 2010, Excel beneficially owned 15,000,000 shares of Common Stock, which constituted 76.1% of the Company’s outstanding Common Stock as of that date.

(b)	Excel has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the shares of Common Stock owned by Excel.

(c)
On February 19, 2010, Excel purchased 15,000,000 shares of Common Stock with an aggregate purchase price of $15,000,000.  These shares were purchased directly from the Company, and the price paid for such shares was negotiated with the Company in a private transaction.

(d)	N/A

(e)	N/A

None of the Managers individually beneficially owns any shares of the Company, other than shares he may be deemed to beneficially own through his ownership interest in Excel and/or his service as a Manager of Excel.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The shares of Common Stock owned by Excel were purchased from the Company pursuant to a Stock Purchase Agreement dated November 15, 2009, among the Company, Excel and Ohio Legacy Bank, National Association.  No other contracts exist between Excel and any other person with respect to the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.  Stock Purchase Agreement dated November 15, 2009, among Excel, the Company and Ohio Legacy Bank, National Association. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K for the event on November 15, 2009, filed by the Company with the Securities and Exchange Commission on November 16, 2009, File No. 000-31673).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCEL BANCORP, LLC

By: /s/ Bruce A. Cassidy, Sr.
Title:   Manager

Date:  March 1, 2010